

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-mail:
Mr. James B. Smith
Chief Financial Officer
Latitude Solutions Inc.
3500 West 7th Street
Ft. Worth, TX 76107

      Re: Latitude Solutions Inc.
             Form 10-K for the fiscal year ended December 31, 2011
             Filed April 16, 2012
             File No. 000-54194

Dear Mr. Smith:

      We issued comments on the above captioned filing on October 18, 2012**.** On November 5, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      You may contact Kathryn Jacobson, Senor Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have any questions.

                            Sincerely,

                            /s/ Robert S. Littlepage for

                            Larry Spirgel
                            Assistant Director